 SEC FILE NUMBER: 001-36363

CUSIP NUMBER: G8675B 105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

Tarena International, Inc.

Full Name of Registrant

Former Name if Applicable

Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District/1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District

Address of Principal Executive Office (Street and Number)

Beijing 100098, People’s Republic of China/Hangzhou 310000, People’s Republic of China

City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant cannot file its annual report on Form 20-F for the year ended December 31, 2018 on the prescribed filing deadline of April 30, 2019 without unreasonable effort or expense because (i) the registrant is unable to finish preparing its financial statements for the periods to be included in the annual report by the prescribed filing deadline; and (ii) the independent audit committee of the registrant’s board of directors is conducting a review of certain issues identified during the course of the audit of the registrant’s financial statements for the year ended December 31, 2018, including issues related to the registrant's revenue recognition.

The registrant expects to file its annual report on Form 20-F once the financial statements for inclusion therein become available and the independent audit committee's review is completed.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV ─ OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yuduo Yang	(86 10)	6213 5687
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations the registrant expects to report for the year ended December 31, 2018 will reflect significant changes from the registrant’s results of operations for the year ended December 31, 2017. The registrant has not completed its financial statements for the year ended December 31, 2018. The independent audit committee of the registrant’s board of directors is conducting a review of certain issues identified during the course of the audit of the registrant’s financial statements for the year ended December 31, 2018, including issues related to the registrant's revenue recognition. The registrant won't be able to file its annual report on Form 20-F until after the financial statements for inclusion therein become available and the independent audit committee's review is completed.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "will," "expects," "future" and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the registrant’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the registrant’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the registrant’s filings with the SEC. Unless required by law, the registrant expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

Tarena International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2019	By: /s/ Yuduo Yang
Name: Yuduo Yang
Title: Chief Financial Officer

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